

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2025

Daniel Guglielmone
Executive Vice President - Chief Financial Officer and Treasurer
Federal Realty Investment Trust
Federal Realty OP LP
909 Rose Avenue, Suite 200
North Bethesda, MD 20852

> **Re: Federal Realty Investment Trust**
> **Federal Realty OP LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-07533**
> **File No. 333-262016-01**

Dear Daniel Guglielmone:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction